# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy., Suite 100, Hauppauge, New York (NY), 11788
Date of event which requires filing of this statement: 03/03/2026
Amends the filing with accession number 0002086701-25-000004
Filed by CIK 0002086701
Persons authorized to receive notices and communications: Matthew Hinerfeld, 600 West Chicago Ave., Suite 600, Chicago, Illinois (IL), 60654, (312) 205-8900

## Reporting persons
- J Digital 6 Cayman Ltd. (CIK 0002086701): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.6% of the class)
- J Digital 6 LLC (CIK 0002090663): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.6% of the class)
- DYSO TC, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.6% of the class)
- PXG, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.6% of the class)
- William DiSomma: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,943; sole dispositive power 0; shared dispositive power 7,947,943; aggregate amount beneficially owned 7,947,943 (9.6% of the class)
- Paul Gurinas: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,943; sole dispositive power 0; shared dispositive power 7,947,943; aggregate amount beneficially owned 7,947,943 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy., Suite 100, Hauppauge, New York (NY), 11788
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed on September 18, 2025 with the Securities and Exchange Commission ("SEC") by the Reporting Persons identified above (the "Schedule 13D"). This Amendment No. 1 supplements the Schedule 13D as specifically set forth herein. The percentage beneficial ownership reported herein is calculated based upon 83,139,037 shares of the Issuer's common stock outstanding as of January 31, 2026, as reported in its Form 10-Q filed with the SEC on February 12, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is updated by adding a new paragraph at the end thereof stating:

On March 3, 2026, Saurabh Sharma was elected as a director by the shareholders of the Issuer. Mr. Sharma had previously served as a non-voting board observer as described in the preceding paragraph. Mr. Sharma is the Chief Investment Officer of Jump Crypto, which is the crypto division of Jump Trading Group, a research-driven quantitative trading firm.

## Signatures
- J Digital 6 Cayman Ltd.: /s/ Samarth Haribhakti, Samarth Haribhakti, Director (03/06/2026)
- J Digital 6 LLC: /s/ Matthew Hinerfeld, Matthew Hinerfeld, Authorized Signatory (03/06/2026)
- DYSO TC, LLC: /s/ William DiSomma, William DiSomma, Manager (03/06/2026)
- PXG, LLC: /s/ Paul Gurinas, Paul Gurinas, Manager (03/06/2026)
- William DiSomma: /s/ William DiSomma, William DiSomma (03/06/2026)
- Paul Gurinas: /s/ Paul Gurinas, Paul Gurinas (03/06/2026)